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Press Release

Source: Golden Goliath Resources Ltd.

Golden Goliath Extends Frijolar Trend and

Locates Important New Zones Northeast of Las Bolas

Thursday April 2, 2009, 2:17 pm EDT

VANCOUVER, BRITISH COLUMBIA--(Marketwire - April 2, 2009) - Golden Goliath Resources Ltd. (TSX VENTURE: GNG - News; PINK SHEETS: GGTH-F - News) is pleased to announce that ongoing field work at the Las Bolas Silver Gold project, located within the Company's 100% owned Uruachic Camp property in Chihuahua, Mexico is making good progress in expanding the zones of known mineralization in that target area, as well as continuing to reopen and rehabilitate the historic Papacho mine tunnel.

The field-crew, which includes three geologists (one with extensive underground mining experience), and a mining engineer, is presently concentrating on detailed underground mapping and additional infill sampling for the resource calculation, as well as surface work exploring existing mineralized corridors such as the Frijolar Structure and the newly discovered Las Bolas II target. A new, very detailed map of this large multi-target area highlighting the known mineralized zones is now available at: http://www.goldengoliath.com/propertiesLasBolas.html.

To date, the known Frijolar accessible workings are approximately 205 m in length including an upper and lower zone. The upper zone ( Frijolar II ) hosts a mineralized structure that is exposed for a length of 71 metres. The structure is 2 metres wide and chip samples across this width average 336 grams silver/tonne. The lower zone (Frijolar III ) exposes the two metre wide structure for a length of 35 metres and chip samples across its width average 316 grams silver/tonne. Two surface drill holes completed along the structure identified as B03-11 and BD-08-24, have returned 327 grams silver/tonne over 15.3 metres and 100 grams silver/tonne over 6.2m respectively.

The company has also just received results of a continuous rock-chip sample returning 220 grams silver/tonne over 3.2m (including 392gpt silver and 0.12gpt gold over 1.7 m) of true width from the Frijolar structure surface exposure, 34m vertically above BD-08-24, indicating a high grade mineralized horizon starting at the Frijolar III mine level below extending right up to the surface.

The current mapping and sampling program being conducted at Las Bolas tested the Frijolar structure 600 metres away from the known mineralization by running a 125 m X 125 m soil grid. Of the total 41 samples collected on the grid, 7 samples returned values above 19.1 grams silver/tonne (80th Percentile) , 4 samples returned values above 44.1 grams silver/tonne (90th Percentile), 2 samples returned values above 69.1 grams silver/tonne (95th Percentile) and the top two samples returned values of 209 grams silver/tonne and 246 grams silver/tonne. For the same total number of samples above, 7 samples returned values above 0.11 grams gold/tonne (80th Percentile), 4 samples returned values above 0.25 grams gold/tonne (90th Percentile), 2 samples returned values above 0.4 grams gold/tonne (95th Percentile) and the top two samples returned values of 0.54 grams gold/tonne and 1.61 grams gold/tonne respectively. The presence of old shafts in this area indicates that these surface values are contaminated from mineralization originally from depth. However, these anomalous silver/gold values demonstrate the excellent potential for finding additional, high grade precious metal mineralization along the northeast extension of the Frijolar Structure. More work is planned for this area in the near future.

In addition to the above results, recent work to the northeast of the main Las Bolas area has uncovered an important new area with the potential of significant additional mineralization. This area, located about 1350 metres northeast of the entrance to the old Las Bolas mine tunnel, hosts strong structural characteristics and at least four previously worked underground tunnels. An important feature of this newly discovered area is that the structure runs in an east-west direction, which is the dominant mineralization trend in high grade areas of the Las Bolas workings. The alteration zone in this new area is at least 12 meters wide exhibiting structures up to 2 meters in width in places, with rhyolites coming in contact with conglomerates.

Fieldwork is planned to commence shortly in this newly discovered zone as none of these tunnels have previously been sampled and mapped. These structures may very well be part of the Las Bolas-Gambusino mineralized system and, if confirmed, would likely more than double the effective strike length of the system. These new prospects could add significantly to the value of the Las Bolas-Gambusino Gold Silver project, which has already been shown to host a large number of high grade precious metal discoveries.

NI 43-101 Mineral Inventory Estimation Update

As previously reported, the Company is proceeding with its work to complete and publish a mineral inventory of select exploration targets within its 100% owned Uruachic Camp prospect area. The mineral inventory estimation will take place, upon review of the existing data, under the supervision of an independent qualified person and will be conducted pursuant to NI 43-101 standards. At this time Golden Goliath's exploration team is conducting additional infill sampling and very detailed mapping in the Las Bolas tunnel at the request of the independent consultant doing the calculation. There have been 134 chip samples collected to date from two of the mineralized zones of Las Bolas mine (Station 19 and Station 37) and submitted for analysis. Assays should be available soon.

The study will also greatly assist the Company in developing its next drill program by defining target areas which can most easily add tonnage to the mineralization. Both Las Bolas and San Timoteo are priority target zones within the Company's district sized Uruachic Camp (a 15 km x 25 km region) which surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com

To view an interview with the company President, J. Paul Sorbara, please click on the following link: http://media3.marketwire.com/r/GNGvideo

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

(604) 682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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